          FORM 4                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
                                                         WASHINGTON, D.C. 20549
---------------------------                                                                             --------------------------
[ ] CHECK THIS BOX IF NO                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                       OMB NUMBER:
    LONGER SUBJECT TO                                                                                            3235-0287
     SECTION 16. FORM 4 OR     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,       EXPIRES:  SEPTEMBER
     FORM 5 OBLIGATIONS MAY                       Section 17(a) of the Public Utility                               30, 1998
     CONTINUE. SEE          Holding Company Act of 1935 or Section 30(f) of the Investment Company Act        ESTIMATED AVERAGE
     INSTRUCTION 1(B).                                     of 1940                                                   BURDEN
                                                                                                           HOURS PER RESPONSE 0.5
                                                                                                        --------------------------
          (Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------

1.  Name and Address of      2.  Issuer Name AND Ticker or Trading Symbol                 6.  Relationship of Reporting Person(s)
     Reporting Person/*/                                                                      to Issuer
                                  Mutual Risk Management Ltd. (MM)                             (Check all applicable)
    Mulderig, Robert A.
-----------------------------------------------------------------------------------       X   Director                 10% Owner
(Last)                        3.  IRS or Social Security           4.  Statement for     ---                   ------
(First)                           Number of Reporting                  Month/Year         X   Officer (give           Other (specify

(Middle)                          Person (Voluntary)                   September 1997    ---  title            ------ below)/*/
Mutual Risk Management Ltd.                                                                   below)
44 Church Street                                                                              Chief Executive Officer
                                                                                               -----------------------
-----------------------------                                  ---------------------------------------------------------------------

        (Street)                                                     5.  If Amendment,    7. Individual or Joint/Group
                                                                         Date of Original     Filing(Check Applicable Line)
    Hamilton HM 12  Bermuda                                              (Month/Year)         X Form filed by One Reporting Person
                                                                                             ---
                                                                                                  Form filed by More than One
                                                                                             ---  Reporting Person
------------------------------------------------------------------------------------------------------------------------------------

(City)      (State)       (Zip)              TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security      2. Trans-      3. Trans-       4. Securities Acquired (A)    5.  Amount of      6.  Owner-    7. Nature
    (Instr. 3)                action         action          of Disposed of (D)             Securities         ship         of In-
                              Date           Code            Instr.  3, 4 and 5)            Beneficially       Form:        direct

                                           (Instr. 8)                                       Owned at           Direct       Bene-
                              (Month/      -------------------------------------------      End of Month       (D) or       ficial
                               Day/                                                         Month (Instr.      Indirect     Owner-
                               Year)                                                        3 and 4)           (I)          ship
                                           Code     V     Amount     (A) or      Price                         (Instr. 4)   (Instr.
                                                                     (D)                                                     4)
------------------------------------------------------------------------------------------------------------------------------------

Debentures convertible          9/11/97      A             165,195(1)    A       $50.125                         D
into Common Stock
(See Table II)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                    9/11/97      S             190,000       D       $50.125         428,189(2)      D
-----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Reminder:  Report on a separate line for each class of securities                                                             (Over)

 beneficially owned directly or indirectly.                                                                          SEC 1474 (7-96)


/*/If the form is filed by more than one reporting person, see Instruction 4(b)(v).



                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
Convertible Debentures           (3)              9/11/97         P                 $15,350,000                  Deben-   1/30/2015
                                                                                    Face                         tures
                                                                                    Amount                       current-
                                                                                                                 ly con-
                                                                                                                 vertible
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
  Common
  Stock       165,161(4)           (5)                $15,350,000                        D
                                                      Face
                                                      Amount
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:
(1) Represents Common Shares issuable on conversion of Convertible Debentures. See Table II.
(2) Includes 165,161 Common Shares issuable on conversion of Convertible Debentures. Does not include 77,059 shares held indirectly.
(3) Each Convertible Debenture is convertible into Common Stock at the rate of
    10.759 shares per $1,000 of principal amount at maturity
(4) The price per Share of the Common Stock at the time of acquisition of the Convertible Debentures was $50.125.
(5) $55.50 per $100 face amount.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                              /s/ Robert A. Mulderig                9/12/97
                              _______________________________    ______________
                              **Signature of Reporting Person         Date


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.